1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax 503.226.8636 Direct apear@buchalter.com

August 31, 2021

Pam Howell/Ron Alper Office of Real Estate & Construction Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Filed July 26, 2021 File No. 024-11462

To Whom It May Concern:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated August 20, 2021 relating to the above-captioned Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comments are set forth below along with the Company’s response to each comment.

Comment

General

1.

Please update the disclosure throughout the offering circular. For instance, the second risk factor on page 9 and the disclosure on page 54 continues to refer to the prior interest rate, and much of the information throughout the offering circular is as of December 31, 2020.

Response

We have updated the disclosures throughout the offering circular, including the second risk factor on page 9 and the disclosure on page 54.

Please contact me if you have any questions or further comments.

Best regards, BUCHALTER A Professional Corporation

Alison M. Pear Senior Counsel

cc:	Gerard Stascausky